Exhibit 21
ADT Inc. (a Delaware corporation)
Significant Subsidiaries
The table below is a list of direct and indirect subsidiaries of ADT Inc. as of December 31, 2023, and the state or other jurisdiction in which the subsidiaries are organized. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries have been omitted from this list because, if considered in the aggregate as a single subsidiary, such subsidiaries would not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

Entity	State or other Jurisdiction
ADT Finance LLC	Delaware
ADT LLC	Delaware
ADT Solar LLC	Louisiana
Compass Solar Group, LLC	Delaware
Buildpro, L.L.C.	Louisiana
Prime Security Services Borrower, LLC	Delaware
Prime Security Services Holdings, LLC	Delaware
The ADT Security Corporation	Delaware
ADT Puerto Rico, LLC	Puerto Rico